Filed by Pyxis Oncology, Inc.
(Commission File No.: 001-40881)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Apexigen Inc.

(Commission File No.: 001-39488)

Date: May 24, 2023

On May 24, 2023, Pyxis Oncology, Inc. made available the following communications.

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ALL-EMPLOYEE EMAIL

TO: All Pyxis Employees

From: Lara Sullivan

Subject: This Mornings Press Release

Dear Team,

As you will have seen in this morning’s press release, I am excited to share that Pyxis Oncology (PYXS) will be acquiring Apexigen, Inc. a clinical-stage company biopharmaceutical company focused on discovering and developing innovative antibody therapeutics for oncology.

This acquisition uniquely positions PYXS at the forefront of ADC innovation by adding humanized antibody generation to our Flexible Antibody Conjugation Technology (FACT) ADC toolkit and also expands our clinical pipeline into Phase 2 in select solid tumor types by leveraging our founding IO expertise while maintaining our cash runway into 2025. We are also excited about the potential to acquire the commercially and clinically validated APXiMAB platform to generate novel antibodies that can be optimized for targeted payload delivery.

In addition, we announced that Jay Feingold, CMO, will be departing from Pyxis Oncology to pursue new opportunities. We thank Jay for his execution, insights, and expert guidance over the past few years and wish him all the best.

We will meet at noon today to discuss these announcements in more detail; invite forthcoming. I will be in the office for the noon discussion and look forward to joining those who are in the office today.

Best,

Lara

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Additional Information and Where to Find It

Pyxis Oncology, Inc. (“Pyxis Oncology”) plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the transactions and Apexigen, Inc. (“Apexigen”) plans to file with the SEC and mail to Apexigen stockholders a proxy statement/prospectus in connection with the transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Pyxis Oncology and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Pyxis Oncology by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

Participants in the Solicitation

Pyxis Oncology and Apexigen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Pyxis Oncology’s directors and executive officers is contained in Pyxis Oncology’s proxy statement, filed with the SEC on April 28, 2023. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the registration statement and the proxy statement/prospectus.

Forward Looking Statements

This communication contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, Pyxis Oncology’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022, and Apexigen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, each of which is on file with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, or that the combined company will be successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.